New Haven Community Solar Project 1 LLC

BALANCE SHEET

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
New Haven Community Solar Project 1 LLC (6855)	3,228.00
Total Bank Accounts	**$3,228.00**
Total Current Assets	**$3,228.00**
Fixed Assets	
Project 1	2,772.00
Total Fixed Assets	**$2,772.00**
TOTAL ASSETS	**$6,000.00**
LIABILITIES AND EQUITY	
Total Liabilities	
Equity	
Opening Balance Equity	6,000.00
Retained Earnings	0.00
Net Income	0.00
Total Equity	**$6,000.00**
TOTAL LIABILITIES AND EQUITY	**$6,000.00**